Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated December 29, 2007

STATOILHYDRO ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by StatoilHydro ASA on December 29, 2007, entitled "Sale of shallow water operations in US Gulf of Mexico".

Sale of shallow water operations in US Gulf of Mexico

StatoilHydro has entered into an agreement to sell all of the former Spinnaker assets in the shallow water of the US Gulf of Mexico to Mariner Energy, Inc. (NYSE: ME) for a cash consideration of USD 243 million.

The sale will be accomplished through the sale of its wholly owned subsidiary Hydro Gulf of Mexico, LLC. The sale comprises production of approximately 9,600 barrels of oil equivalent per day (boepd) with proven reserves of 8.3 million barrels oil equivalent.

“StatoilHydro wishes to focus its strategy, operations, people and capital in the deepwater acreage where our technology and skills as the world's largest operator of deepwater fields are most advantageous to us,” says Øivind Reinersten, senior vice president of StatoilHydro's North American region.

“We will keep all deepwater leases that were associated with Spinnaker and maintain our position as the fourth largest leaseholder in the deepwater Gulf of Mexico,” he adds.

StatoilHydro's book value of the sold assets indicates that the sale will generate a minor accounting loss.

The sale is expected to be closed in the first quarter of 2008.

Further information from:

Investor relations
Lars Troen Sørensen, senior vice president investor relations,
+ 47 90 64 91 44

Geir Bjørnstad, vice president, US investor relations,
+ 1 203 978 6950

Press
Kjersti H Torgersen, public affairs manager, Houston,
+1 832 866 0031

Kjersti T Morstøl, public affairs manager, Oslo
 +47 91 78 28 14

STATOILHYDRO ASA (Registrant)
Dated: December 29, 2007	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer